Exhibit 23.1
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 4 to the Registration Statement (Form S-1 on Form S-3 No. 333-261923) and related Prospectus of Planet Labs PBC for the registration of up to 124,503,721 shares of its Class A common stock, up to 2,966,666 of its warrants, and up to 12,833,315 shares of its Class A common stock that may be issued upon exercise of outstanding warrants, and to the incorporation by reference therein of our reports dated March 30, 2023, with respect to the consolidated financial statements of Planet Labs PBC, and the effectiveness of internal control over financial reporting of Planet Labs PBC, included in its Annual Report (Form 10-K) for the year ended January 31, 2023, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP

San Jose, California
June 9, 2023